[FRIED, FRANK , HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]


                                                      Direct Line:  212.859.8136
                                                      Fax:  212.859.8586
                                                      bagneje@ffhsj.com

                                                      September 22, 2006



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

RE:  COMMUNITY HEALTH SYSTEMS, INC.

Dear Mr. Rosenberg:

The following revised response is being provided on behalf of Community Health Systems, Inc. (the "Company") pursuant to our telephone conversation on September 11, 2006, relative to the comment letter from the staff of the Division of Corporation Finance (the "Staff") dated May 18, 2006 concerning the Company's Form 10-K for the fiscal year ended December 31, 2005 (the "2005 Form 10-K"), and the Company's response letter dated May 31, 2006. You have indicated the Company's responses were satisfactory except that its response to comment #1 (MD&A - Critical Accounting Policies - Third Party Reimbursement) was also intended to cover other governmental as well as non-governmental contractual adjustments.

The responses set forth below are numbered to correspond to the numbering in the Staff's comment letter. Pages references in the response below are to the 2005 Form 10-K.

The Company's Response to Comment #1 Is Revised as Follows:
-----------------------------------------------------------

     1. Please quantify and provide, in disclosure type format, for each period presented, disclosure related to the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

          To elaborate on the information presented in "Management's Discussion and Analysis - Critical Accounting Policies- Third Party Reimbursement" in the 2005 Form 10-K, the Company accounts for adjustments to cost report final settlements as contractual allowance adjustments and records these contractual allowance adjustment at the time such cost report final settlements are determined. The actual cost report settlement amounts recorded in each of the three years presented in the 2005 Form 10-K), which includes amounts for governmental payors Medicare, Medicaid, and TRICARE (f/k/a CHAMPUS), as well as certain Blue Cross payors, and which represent changes in prior period estimates resulting from these cost report final settlements, increased net operating revenue of the Company by $93,000 and $2,075,000 for the years ended December 31, 2005 and 2004, respectively, and decreased net operating revenue of the Company by $2,309,000 for the year ended December 31, 2003. The Company considers these adjustments made for cost report final settlements related to prior periods to be insignificant for these payers for all years presented in the 2005 Form 10-K and so indicated this fact in the footnotes to the Company's financial statements that are included under Item 8 to the 2005 Form 10-K (see Footnote 1 - Third-Party Reimbursement paragraph).

          The Company's automated contractual allowance system calculates estimated contractual allowances for government payors Medicare, Medicaid and TRICARE as well as non-governmental payors with which the Company has contractual arrangements. The Company's measurement of accuracy with regard to the estimated contractual allowances calculated by the Company's automated contractual allowance resides in the monitoring of the prior period cost report contractual allowance adjustments, as described above, coupled with the monitoring of the denial for payment for accounts receivable subsequent to year end. In addition to the final cost report settlements discussed above, denials may result in out-of-period adjustments. Denials for payment cannot be predicted and therefore are accounted for in the period in which they become known. Denials for payments on both governmental and non-governmental year end accounts receivable decreased net operating revenue by $1,343,000, $719,000 and $1,006,000 for the years ended December 31, 2005, 2004, and 2003, respectively. Since the prior period cost report contractual allowance amounts and the amounts for denials for payment on accounts receivable are insignificant, the Company believes its automated contractual allowance system provides a high degree of accuracy for estimated contractual allowances. Furthermore, the Company has advised us that nothing has come to the attention of its management that would indicate a significant out of period adjustment to contractual allowances has occurred.

In future filings with the Commission, the Company has advised us that it will conform the disclosure in its management's discussion and analysis to the disclosure of its third-party reimbursement as contained in the aforementioned footnote to the Company's financial statements by including a statement concerning its conclusion on the significance of these adjustments.

The Company has advised us that it acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the 2005 Form 10-K;
     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K; and
     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see attached as Exhibit A the Company's acknowledgment as to the foregoing.

     Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136 or Shawn Creedon at (212) 859-8742.

                                                   Sincerely,


                                                   /s/ Jeffrey Bagner
                                                   -------------------------
                                                   Jeffrey Bagner

cc: Sasha Parikh (Securities and Exchange Commission)
    Mary Mast (Securities and Exchange Commission)
    Rachel A. Seifert (Community Health Systems, Inc.)

                                                                      Exhibit A

                                                              September 25, 2006


                [Community Health Systems, Inc. Letterhead]


In response to comment number 6 of the comment letter, dated May 18, 2006, of the staff of the Division of Corporation Finance, the Company hereby acknowledges that:

     o the Company is responsible for adequacy and accuracy of the disclosure in the 2005 Form 10-K;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         /s/ Wayne T. Smith
                                         ------------------
                                         Wayne T. Smith
                                         Chairman of the Board, President
                                         and Chief Executive Officer


                                         /s/ W. Larry Cash
                                         -----------------
                                         W. Larry Cash
                                         Executive Vice President,
                                         Chief Financial Officer and Director


                                         /s/ T. Mark Buford
                                         ------------------
                                         T. Mark Buford
                                         Vice President and Corporate
                                         Controller